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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                             ---------------------

                          PURITAN-BENNETT CORPORATION
                           (Name of Subject Company)

                          PURITAN-BENNETT CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (Including the Associated Common Stock Purchase Rights)
                         (Title of Class of Securities)

                                   746299106
                     (CUSIP number of Class of Securities)

                              BURTON A. DOLE, JR.,
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PURITAN-BENNETT CORPORATION
                   9401 INDIAN CREEK PARKWAY, P.O. BOX 25905
                        OVERLAND PARK, KANSAS 66225-5905
                                 (913) 661-0444

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

            DANIEL C. WEARY, ESQ.                          PETER D. LYONS, ESQ.
              BLACKWELL SANDERS                            SHEARMAN & STERLING
        MATHENY WEARY & LOMBARDI L.C.                      599 LEXINGTON AVENUE
             TWO PERSHING SQUARE                         NEW YORK, NEW YORK 10022
        2300 MAIN STREET -- SUITE 1100                        (212) 848-4000
         KANSAS CITY, MISSOURI 64108
                (816) 274-6800

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Puritan-Bennett Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 9401 Indian Creek Parkway, P.O. Box 25905, Overland Park, Kansas 66225-5905. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Shares"), including the associated rights (the "Rights") to purchase Shares of the Company to be issued pursuant to the Rights Agreement, dated May 2, 1989, between the Company and United Missouri Bank of Kansas City, N.A. (now known as UMB Bank, N.A.), as Rights Agent (the "Rights Agent") (as amended, the "Rights Agreement"). The Rights Agreement was amended pursuant to an Amendment Agreement between the Company and the Rights Agent dated October 27, 1994 (the "Rights Amendment"). Unless the context otherwise requires, all references herein to the Shares shall include the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated October 25, 1994 (the "Schedule 14D-1"), of PB Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to purchase all of the outstanding Shares at a price of $24.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 1994 (the "Offer to Purchase"), and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer").

     According to the Schedule 14D-1, the address of the principal executive offices of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth below, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company or its affiliates and either (1) the Company's executive officers, directors or affiliates or (2) Thermo Electron or its executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates are described in the sections entitled "Executive Compensation and Other Information," "Director Compensation," "Retirement Benefits," "Employment Contract and Termination of Employment and Change-in-Control Arrangements," "Indebtedness of Management" and "Security Ownership of Management" in the Company's Proxy Statement dated June 10, 1994 for the Company's 1994 Annual Meeting of Stockholders (the "1994 Annual Meeting Proxy Statement"). A copy of the relevant portions of the 1994 Annual Meeting Proxy Statement are filed as
Exhibit 1 hereto and are incorporated herein by reference. A copy of the employment agreement, dated April 25, 1980, between the Company and Burton A. Dole, Jr., described in Exhibit 1, is attached hereto as Exhibit 2 and is incorporated herein by reference.

EXECUTIVE AGREEMENTS AND SEVERANCE AGREEMENTS

     After careful consideration at meetings held on October 10, 1994 and on November 6-7, 1994, the Board of Directors of the Company (the "Board") determined that it was in the best interests of the Company and its stockholders to ensure that the Company would have the continued dedication and service of Burton A. Dole, Jr., John H. Morrow, Robert L. Doyle, Thomas E. Jones, Alexander
R. Rankin and David P. Niles and certain additional officers of the Company. In that regard, the Board has approved the entry by the Company into (i) a supplement (the "Morrow Supplement") to the employment agreement dated as of June 9, 1994 (together with the Morrow Supplement, the "Morrow Employment Agreement") between the Company and

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John H. Morrow and (ii) an employment agreement with each of (each such individual and Mr. Morrow, an "Executive") Robert L. Doyle, Thomas E. Jones, Alexander R. Rankin and David P. Niles (together with the Morrow Employment Agreement, the "Executive Agreements"). The term of the Executive Agreements continues until written notice of termination is delivered by the Company or the Executive.

     The Executive Agreements for Messrs. Doyle, Rankin and Niles restate and supersede previous employment agreements entered into between the Company and such executives. The entry by the Company into such previous employment agreements (and the principal terms and conditions of the Executive Agreement for Thomas E. Jones) was approved by the Board in August 1994. The Executive Agreements for Messrs. Doyle, Rankin and Niles are similar in all material respects to their previous employment agreements, except that such Executive Agreements (and, except as noted below, the Morrow Supplement) provide for (i) certain limitations on benefits to facilitate compliance with the Internal Revenue Code's "golden parachute" rules and limitations on the tax deductibility of executive compensation, (ii) certain changes to the formula for determining the amount of severance benefits (which will not be paid for a period in excess of three years in the case of Messrs. Morrow, Jones and Doyle and two years in the case of Messrs. Rankin and Niles), (iii) certain differences relating to the timing of severance payments (except in the case of Mr. Morrow), (iv) the acceleration of vesting of Executive stock options under certain circumstances (to the extent, if any, such options do not otherwise accelerate upon the occurrence of such circumstances under the Company's stock option plans) and (v) the termination of the Executive's (except in the case of Mr. Morrow) non-compete obligations under certain circumstances.

     The Executive Agreements incorporate base salaries and target bonus percentages set by the Compensation Committee of the Board in April 1994, which are as follows: (i) for Mr. Morrow, a salary of $230,000 and a target bonus of 40% of salary; (ii) for Mr. Doyle, a salary of $195,000 and a target bonus of 35% of salary; (iii) for Mr. Jones, a salary of $185,000 and a target bonus of 35% of salary; (iv) for Mr. Rankin, a salary of $173,000 and a target bonus of 35% of salary; and (v) for Mr. Niles, a salary of $168,000 and a target bonus of 25% of salary. In April 1994, the Board's Compensation Committee set Mr. Dole's salary at $340,000 and his target bonus at 50% of salary. Actual bonuses may be higher or lower than the target bonus, based on a formula that takes into account the Company's financial performance and the individual's attainment of certain business objectives. In no event may an individual's bonus exceed the individual's base salary. Base salaries will be reviewed annually and target bonus percentages may be increased from time to time.

     Under the Executive Agreements, if the Executive is terminated without "cause" or resigns for "good reason" (as defined below) prior to the Executive's normal retirement date, (1) any stock options held by the Executive that have not otherwise become fully vested under the terms of the Company's stock option plans will become fully exercisable, (2) during any period when the Executive is receiving severance payments from the Company, the Executive will be bound by a non-compete obligation and (3) the Company will be required to (a) provide salary and bonus continuation payments to the Executive for a period of up to two to three years, (b) pay the Executive a one-time bonus prorated for the year of termination (if the Executive is not otherwise entitled to a bonus payment for the year of termination), (c) pay the Executive the market value of any unvested restricted stock held by the Executive and (d) provide certain "COBRA" health insurance continuation benefits; provided that if such termination or resignation occurs within two years following a "change in control" (as defined below), (i) the present value of the Executive's continuation payments will be payable in a lump sum (except in the case of Mr. Morrow) and (ii) the Executive's non-compete obligations will terminate (except in the case of Mr. Morrow, whose non-compete obligations shall continue during any period in which he is receiving severance payments from the Company). Payments of severance benefits under the Executive Agreements are reduced by the amount of other Company severance payments.

     The Executive Agreements also provide that if any amounts due to the Executive thereunder (or any other plan or program of the Company) become subject to the "golden parachute" rules set forth in Section 280G of the Internal Revenue Code, then such payments will be reduced to the extent necessary to avoid the application of such rules. In addition, payments under the Executive Agreements will be deferred (with interest) to the extent necessary to avoid loss of a tax deduction by the Company under Section 162(m) of the Internal Revenue Code, which provides for a limitation under certain circumstances of the tax deductibility of executive compensation in excess of $1 million.

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

     "Cause" is generally defined in the Executive Agreements as the Executive's
(a) willful violation of any reasonable rule or direct order of the Board or the Chief Executive Officer of the Company which is not corrected after notice, (b) conviction or entry of a plea of nolo contendere with regard to a crime involving moral turpitude or dishonesty, (c) Company-related drug or alcohol abuse or (d) material violation of any provision of his Executive Agreement which is not corrected after notice. "Good Reason" is generally defined in the Executive Agreements as (i) a breach by the Company of any provision of the Executive Agreement that is not corrected after written notice by the Executive or (ii) any of the following if the same occurs within 2 years following a change in control: (A) a reduction of the Executive's base salary or other compensation, (B) a failure to continue in effect the Company's welfare plans on substantially similar terms, (C) a material reduction in the Executive's job responsibilities, position or title, (D) the relocation of the Executive or (E) a failure or refusal of any successor to the Company to assume the Company's obligations under the Executive Agreement.

     For purposes of the Executive Agreements, a "change in control" shall be deemed to have occurred (i) upon the acquisition by any person, entity or group of beneficial ownership of 50% or more of either the then outstanding Shares or the combined voting power of the Company's then outstanding voting securities,
(ii) at the time individuals who, as of the date of the Executive Agreement, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date of the Executive Agreement whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company) shall be considered as though such person were a member of the Incumbent Board, (iii) upon the approval by the stockholders of the Company of a reorganization, merger, consolidation (in each case, with respect to which persons who are the stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of the combined voting power of the reorganized, merged or consolidated company's then outstanding voting securities) or a liquidation or dissolution of the Company or of the sale of all or substantially all of the assets of the Company or (iv) the occurrence of any other event which the Incumbent Board in its sole discretion determines constitutes a change in control.

     In addition, the Board approved the entry by the Company into severance agreements (the "Severance Agreements") with 12 additional officers of the Company. The Severance Agreements provide that if the officer is terminated without "cause" or resigns for "good reason" within two years following a "change in control" (which terms have meanings substantially identical to those specified in the Executive Agreements), the Company will be required to provide such officer with (i) a lump sum severance payment equal to the present value of the salary (based on the then-current salary) and bonus (based on the average of the bonuses for the prior three years) payments that such officer would have received over a period of up to two years and (ii) certain "COBRA" health insurance continuation benefits. The Severance Agreements also provide that if any amounts due to the officer thereunder (or under any other plan or program of the Company) become subject to the "golden parachute" rules set forth in Section 280G of the Internal Revenue Code, then such payments will be reduced to the extent necessary to avoid the application of such rules. In addition, payments under the Severance Agreements will be deferred (with interest) to the extent necessary to avoid loss of a tax deduction by the Company under Section 162(m) of the Internal Revenue Code. Payments under the Severance Agreements are reduced by the amount of other Company severance payments.

COMPANY BENEFIT PLANS

     After careful consideration at a meeting held on October 10, 1994 (after receipt of Thermo Electron's Initial Proposal (as described below)) and at a meeting held on November 6-7, 1994 (following publication of Thermo Electron's unsolicited Offer) and after consideration of the potentially destabilizing effects of the pendency of such Offer on the morale and retention of Company employees, the Board approved a new severance plan (the "Severance Plan") applicable to Company employees generally and certain additional changes to the Company's employee benefit plans and arrangements.

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

     Under the Severance Plan, if a participating employee is terminated without "cause" or resigns for "good reason" within two years following a "change in control" (which terms have meanings that are generally similar to those specified in the Executive Agreements), the Company will be required to provide such employee with (i) a lump sum severance payment equal to one week's pay (with a four week minimum and a two year maximum) for each six months of service with the Company and (ii) certain "COBRA" health insurance continuation benefits. Payments under the Severance Plan are reduced by the amount of other Company severance payments.

     The Board amended the Company's Management Incentive Bonus Plan (the "Bonus Plan") to provide that if a participant is terminated without "cause" or resigns for "good reason" within two years following a "change in control" (which terms have meanings substantially identical to those specified in the Executive Agreements), the participant would receive the maximum bonus for the year of termination, prorated to the date of termination. The amendment also requires appropriate adjustments to be made to the manner of calculating the Company's profit for bonus purposes to eliminate any distortions caused by the change in control.

     The Board also amended the Company's Deferred Compensation Plan (the "Deferred Plan") to generally prohibit, without the consent of affected participants, any amendment following a "change in control" (as defined in the Executive Agreements) where such amendment would adversely affect participants.

     In addition, the Board approved the entry by the Company into agreements (the "SERP Agreements") with each of Burton A. Dole, Jr. and John H. Morrow, which amend the terms and conditions of the participation by Messrs. Dole and Morrow in the Company's Supplemental Retirement Benefit Plan (the "SERP"). Under the SERP Agreements, if (i) Mr. Dole or Mr. Morrow is terminated without "cause" or resigns for "good reason" and (ii) in the case of Mr. Dole only, such termination or resignation occurs within two years following a "change in control" (which terms have meanings substantially identical to those specified in the Executive Agreements), such individual will receive a benefit under the SERP equal to the benefit that such individual would have been entitled to receive under the SERP upon a termination of employment at age 65. In the case of Mr. Dole, the Company will be required to provide certain "COBRA" health insurance continuation benefits upon any termination without "cause" or resignation for "good reason". In addition, the SERP Agreement for Mr. Dole provides that if any benefits due to Mr. Dole under the SERP become subject to the "golden parachute rules" set forth in Section 280G of the Internal Revenue Code, such benefits will be reduced to the extent necessary to avoid the application of such rules. Such benefits will also be deferred (with interest) to the extent necessary to avoid loss of a tax deduction by the Company under
Section 162(m) of the Internal Revenue Code. The SERP Agreement for Mr. Morrow also provides for additional non-competition obligations on the part of Mr. Morrow, and generally defers the payment of SERP benefits to Mr. Morrow until the later of age 55 and the lapse of severance benefits under the Morrow Employment Agreement. The Board also approved an amendment to the SERP to prohibit, without the consent of affected participants, any further amendment following a change in control where such amendment would adversely affect any rights or benefits to which such participants had become entitled prior to the date of such amendment. Moreover, the Board authorized the establishment of a "rabbi" trust (the "SERP Trust") to secure benefits under the SERP, but determined not to fund such Trust at this time.

     At the November 6-7 meeting, the Board approved an amendment to the Company's Pension Benefit Make Up Plan (the "Make Up Plan"), which is a nonqualified retirement plan intended to provide selected key employees with benefits that may not be provided under the Company's qualified pension plan by reason of certain Internal Revenue Code limitations, to prohibit, without the consent of affected participants, any amendment following a "change in control" (as defined in the Executive Agreements) that would adversely affect any rights or benefits to which such participants had become entitled prior to the date of such amendment. The Board also authorized the establishment of a rabbi trust (the "Make Up Plan Trust") to secure benefits under the Make Up Plan, but determined not to fund such Trust at this time.

     The Board also approved an amendment to the Company's 1988 Stock Benefit Plan (the "Stock Plan") to give the committee that administers the Stock Plan the discretion, in the event of a merger or consolidation

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of the Company, any transaction that results in the Shares no longer being publicly traded, or the purchase or offer to purchase by any one person or group of specified percentages of the Company's voting securities or the Shares, to provide for the assumption or substitution of outstanding stock options by the successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and exercise price. Any such assumed or substituted option would otherwise retain the terms and conditions of the original stock option, including any applicable vesting schedule.

     At the November 6-7 meeting, the Board also authorized the establishment of a rabbi trust (the "Directors' Trust") to secure benefits under the Company's Directors' Post-Retirement Income Plan but determined not to fund such Trust at this time.

     At the November 6-7 meeting, the Board approved an amendment to the Company's Retirement Savings and Stock Ownership Plan (the "Savings Plan") to provide for the pass-through of tender decisions with respect to Shares held in participants' accounts under the Savings Plan to such participants.

     The foregoing descriptions of (i) the Morrow Supplement, (ii) the Executive Agreements, (iii) the Severance Agreements, (iv) the Severance Plan, (v) the amendments to the Bonus Plan, the Deferred Compensation Plan, the SERP, the Make Up Plan, the Stock Plan and the Savings Plan, (vi) the SERP Agreements, and
(vii) the SERP Trust, the Make Up Plan Trust and the Directors' Trust are qualified in their entirety by reference to the documentation therefor, copies or forms of which are filed as Exhibits 3 through 21, respectively, and are incorporated herein by reference.

OTHER AGREEMENTS AND ARRANGEMENTS

     Mr. Daniel C. Weary is Secretary of the Company and is a member in the law firm of Blackwell Sanders Matheny Weary & Lombardi L.C., retained by the Company as general counsel.

     The Company has entered into Indemnification Agreements between the Company and each member of the Board (each an "Indemnification Agreement"). The Indemnification Agreements supplement the protections afforded to the Company's directors under the Company's Certificate of Incorporation and By-Laws. In general, each Indemnification Agreement provides that the Company shall indemnify the director to the fullest extent permitted by applicable law against all expense, liability and loss arising in connection with any action, suit or proceeding against any director by reason of such director's service as a director of the Company, if such director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Additionally, each Indemnification Agreement provides that the Company shall advance reasonable expenses incurred by the director in connection with any proceeding within 20 days of receipt of an undertaking from the director to repay any advance upon an ultimate determination that the director is not entitled to be indemnified.

     In connection with a relocation by Mr. Doyle, the Company and Mr. Doyle have entered into a lease, dated as of August 30, 1994, pursuant to which the Company has agreed to lease a residence owned by Mr. Doyle for a period of two years for $2,500 per month.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to stockholders communicating the recommendation of the Board and a form of press release announcing such recommendation are filed as Exhibits 22 and 23 hereto, respectively, and are incorporated herein by reference.

     (b) On June 23, 1994, Roger Herd, Managing Director of Thermo Instruments Australia Pty., Ltd., a subsidiary of Thermo Electron, met with Burton A. Dole, Jr., President and Chairman of the Board of the Company, at the Company's offices in Carlsbad, California to discuss manufacturing in Ireland.

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

     On July 15, John W. Wood, Jr., Chief Executive Officer of Thermedics Inc., a subsidiary of Thermo Electron, met with Mr. Dole at the Company's headquarters in Overland Park, Kansas, to discuss potential technology sharing between the two companies either through cross-licensing or by Thermo Electron's purchase of the Company's continuous blood gas sensing technology. During the meeting, Mr. Dole expressed a willingness to meet with Dr. George N. Hatsopoulos, Chief Executive Officer and Chairman of the Board of Thermo Electron, to further discuss potential technology sharing. During these discussions, Mr. Wood suggested that Thermo Electron might potentially be interested in acquiring the Company and provided Mr. Dole with some general background information regarding Thermo Electron. Mr. Wood also informed Mr. Dole that Thermo Electron had acquired approximately 3% of the outstanding Shares. Mr. Dole indicated that he did not believe that a sale of the Company at this time would be in the best interests of the Company and its stockholders.

     On July 20, Dr. Hatsopoulos and Mr. Dole met in Boston, Massachusetts to discuss potential technology sharing. During these discussions, Dr. Hatsopoulos provided Mr. Dole with an overview of Thermo Electron's businesses and reiterated Thermo Electron's interest in a possible acquisition of the Company. Mr. Dole indicated that he did not believe that a sale of the Company at this time would be in the best interests of the Company and its stockholders. Dr. Hatsopoulos and Mr. Dole agreed to meet again in Boston on September 21 to continue discussions of potential technology sharing.

     On July 29, Mr. Dole called Mr. Wood to follow-up on previous discussions concerning Thermo Electron's possible interest in purchasing the blood gas monitoring business of the Company. Mr. Wood indicated that Thermo Electron was not interested in acquiring this business.

     On August 31, a regular meeting of the Board was held. Mr. Dole described to the Company's other directors the meetings and telephone calls he had had with representatives of Thermo Electron. The matter was discussed, and the Board concluded that it was not in the best interests of the Company and its stockholders to consider a sale of the Company at that time.

     On September 19, Mr. Dole had a telephone conversation with Dr. Hatsopoulos in preparation for the meeting scheduled for September 21. During this conversation, Dr. Hatsopoulos stated that Thermo Electron definitely was interested in acquiring the Company. Mr. Dole indicated that he had recently discussed Thermo Electron's interest with the other directors of the Company and that the other directors shared his view that a sale of the Company at this time would not be in the best interests of the Company and its stockholders and stated that, under the circumstances, he did not believe a meeting with Dr. Hatsopoulos would be appropriate. Dr. Hatsopoulos then informed Mr. Dole that Thermo Electron had acquired 4.9% of the Shares and suggested that the Company hire an investment banker to evaluate any proposal Thermo Electron might make. Mr. Dole indicated that the Company would schedule a meeting of the Board to discuss Thermo Electron's interest and would retain a financial advisor. Subsequently, the Company retained Smith Barney Inc. ("Smith Barney") to render financial advisory services to the Company.

     On September 22, Dr. Hatsopoulos telephoned Mr. Dole and inquired regarding the scheduling of a meeting of the Board to consider Thermo Electron's interest in the Company. Mr. Dole indicated that the Board would meet on or about October 10 and that he would inform Dr. Hatsopoulos of the Board's determinations after the meeting. Mr. Dole also informed Dr. Hatsopoulos that the Company had retained a financial advisor. Dr. Hatsopoulos then requested that Mr. Dole have the Company's General Counsel call Seth H. Hoogasian, Thermo Electron's General Counsel. At Mr. Dole's request, Daniel C. Weary, General Counsel of the Company, telephoned Mr. Hoogasian later that day. Mr. Hoogasian requested that the Company's financial advisor contact Thermo Electron's investment bankers, Lehman Brothers, in order to begin negotiation of a possible transaction. Mr. Weary advised Mr. Hoogasian that the Company's management believed that such negotiations would not be appropriate prior to the Board meeting. Mr. Hoogasian advised Mr. Weary that Thermo Electron would not make an acquisition proposal prior to the Board meeting unless the market price of the Shares increased.

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

     On September 23, Mr. Hoogasian called Mr. Weary and again requested that the Company's financial advisor contact Lehman Brothers to commence negotiations. Mr. Weary again advised him that the Company's management believed that this would not be appropriate prior to the Board meeting to consider Thermo Electron's interest in acquiring the Company. Mr. Weary indicated that the Board would meet on or about October 10.

     On September 27, Mr. Dole telephoned Dr. Hatsopoulos to inform him that the Board would meet on October 10 to consider Thermo Electron's interest in acquiring the Company. Later that day, Mr. Weary and Mr. Hoogasian had a telephone conversation in which Mr. Hoogasian once again requested a meeting between representatives of Thermo Electron and representatives of the Company prior to the scheduled October 10 Board meeting. Mr. Weary once again advised him that Company management believed that such a meeting would not be appropriate in advance of the Board meeting on October 10.

     On September 29, 1994, Mr. Weary and Mr. Hoogasian had another telephone conversation in which Mr. Hoogasian requested a meeting to discuss Thermo Electron's interest in acquiring the Company. Mr. Weary reiterated the belief of the Company's management that it would not be appropriate to schedule such a meeting in advance of the upcoming Board meeting and stated that the results of the Board's deliberations at the October 10 meeting would be communicated to Thermo Electron.

     On Friday, September 30, Mr. Hoogasian telephoned Mr. Weary and asked him if the Company was aware of any reason for the increased trading volume in the Shares that day. Mr. Weary responded that he would look into this matter. On Monday, October 3, Mr. Weary called Mr. Hoogasian and informed him that the Company was not aware of any reason for the trading volume that had occurred on September 30.

     On October 5, Mr. Weary telephoned Mr. Hoogasian and informed him that the Company was issuing a press release stating that the Company had received 510(k) market clearance from the Food and Drug Administration for its new 7250 Metabolic Monitor and for four new products and product enhancements for its 7200 Series Ventilatory System.

     On October 6, Mr. Hoogasian telephoned Mr. Weary and informed him that, because of the increase in the market price of the Shares since September 30, Thermo Electron was sending a letter to Mr. Dole proposing a merger transaction. Later that day, the Company received a letter from Thermo Electron containing an unsolicited proposal to acquire all of the outstanding Shares in a merger transaction for $21 per Share in cash (the "Initial Proposal"). The letter stated that Thermo Electron was interested, at that time, in pursuing a transaction only if it were approved by the Board. Also on October 6, the Company issued a press release describing the Initial Proposal and stating that the Board would review the proposal and announcing its retention of Smith Barney and Shearman & Sterling as its independent financial and legal advisors, in connection with the proposal. On October 7, Thermo Electron issued a press release summarizing the Initial Proposal.

     The Board met on October 10 and received presentations by the Company's management and financial and legal advisors regarding the Company's business, financial condition and prospects and the Initial Proposal. The Company's management made detailed presentations regarding, among other things, the Company's business plan and the various strategic initiatives that the Company had undertaken both in the United States and abroad. After reviewing and carefully considering these presentations as well as the opinion of Smith Barney that the $21 per Share price contained in the Initial Proposal was grossly inadequate to the stockholders of the Company (other than Thermo Electron) from a financial point of view, the Board unanimously determined that the Initial Proposal was grossly inadequate and not in the best interests of the Company and its stockholders (other than Thermo Electron). The Board also determined that, in light of, among other things, the FDA's clearance of a number of new Puritan-Bennett hospital products and product enhancements and a number of very encouraging trends in the business of the Company, it would not be in the best interests of the Company and it stockholders to pursue a sale of the Company at that time. On October 11, the Company issued a press release summarizing the Board's determinations and Mr. Dole telephoned Mr. Hoogasian and advised him that the Company was issuing the press release.

     On October 12, Dr. Hatsopoulos sent the following letter (the "Second Proposal"), via telecopier, to Mr. Dole, and Thermo Electron issued a press release summarizing its contents:

                                                                October 12, 1994

VIA TELECOPY

Mr. Burton A. Dole, Jr.
President
Puritan-Bennett Corporation
9401 Indian Creek Parkway
Overland Park, Kansas 66225

Dear Burton:

     I was disappointed in the response of your Board of Directors to our merger proposal of $21 per share, and in your refusal to meet with us to discuss the terms of a transaction that would be satisfactory to both parties. We have been seeking an opportunity to meet with you for several weeks, and we believe that the best interests of your shareholders cannot be served unless you meet with us to discuss our proposal.

     As I have stated previously, we continue to be interested in pursuing a negotiated merger transaction with Puritan-Bennett. I want to stress again that our desire is to complete a transaction on an amicable basis. It is not our intention or tradition to engage in auctions for companies. In an effort to raise our offer to a level that would be acceptable to your Board of Directors, we have reevaluated certain of the assumptions underlying the original offer of $21 per share. Among other things, we have considered the response of securities analysts to our original offer. As a result, we are now prepared to offer $24 per share of outstanding common stock in a negotiated merger transaction.

     At this stage I'm sure you appreciate the seriousness of our offer, and I'm confident that you will act in the best interests of your shareholders in considering the proposed merger. However, I do not believe that you can respond to our offer in an informed manner until you have met with us to discuss all of the relevant terms of the proposal. In that regard, we are prepared to fly to Kansas City at your earliest convenience to discuss the details of our proposal.

     I look forward to hearing from you soon.

                                            Sincerely,

                                            /s/ George

                                            Chairman of the Board and
                                              Chief Executive Officer

     After receiving the letter on October 12, the Company scheduled a meeting of the Board for October 26 to consider the Second Proposal. During the period between October 12 and October 25, representatives of Smith Barney and Shearman & Sterling had meetings and telephone conversations with various members of management of the Company in preparation for presentations to be made at the scheduled October 26 Board meeting.

     On October 19, Mr. Dole sent the following letter, via telecopier, to Dr.
Hatsopoulos:

                                                                October 19, 1994

BY TELECOPIER

George N. Hatsopoulos
Chairman of the Board and
  Chief Executive Officer
Thermo Electron Corporation
81 Wyman Street
Waltham, MA 02254

Dear George:

     We have received your letter of October 12, 1994 and it will be reviewed by the Board of Directors of Puritan-Bennett Corporation at a meeting to held in the near future.

     In your letter, you imply that there may be additional terms of Thermo Electron's proposal that are not described in the letter and request a meeting to discuss those terms. I would suggest that if there are any additional terms that are relevant to the consideration of your proposal, those additional terms should be communicated to me in writing for presentation to the Board. In addition, if you wish to clarify or amplify any aspect of your proposal, Conrad
L. Bringsjord of Smith Barney, the Company's financial advisor, is available and can be reached at (212) 698-8455.

                                            Very truly yours,

                                            /s/ Burton A. Dole, Jr.

                                            Chairman of the Board,
                                              President and Chief
                                              Executive Officer

     On October 24, Dr. Hatsopoulos called Mr. Dole's office. Dr. Hatsopoulos was told that Mr. Dole was traveling. Mr. Hoogasian then called Mr. Weary and stated that Thermo Electron planned to commence the Offer on October 25 and was sending a letter to that effect to Mr. Weary for delivery to Mr. Dole. Dr. Hatsopoulos then sent the following letter, via telecopier:

                                                                October 24, 1994

VIA TELECOPY

Mr. Burton A. Dole, Jr.
President
Puritan-Bennett Corporation
9401 Indian Creek Parkway
Overland Park, Kansas 66225

Dear Burton:

     It has been nearly two weeks since we proposed a merger of our two companies in which the shareholders of Puritan-Bennett would receive $24 in cash per share. I attempted to call you today and was informed that you were traveling. To date, we have received no response from you other than a brief letter indicating that your Board would consider our proposal "in the near future," and requesting that we provide you with additional written terms of our proposal. We do not understand how your Board can have failed to fully evaluate and reach a conclusion regarding our proposal over this 12-day period. Further, your request for written terms is unrealistic given your refusal to engage in any discussion regarding price. Our position has always been that a meeting is necessary to fully discuss each party's position on all relevant issues.

     We have attempted without success for over one month to initiate a dialogue regarding a merger of our two companies. We have demonstrated our seriousness and sincerity by proposing an all cash merger that would provide your shareholders with a substantial premium over recent market prices for Puritan-Bennett's common stock. We have raised our initial offer substantially in order to address the concerns of your Board regarding the adequacy of our original proposal. At all times we have stressed our desire to enter into a negotiated transaction. Despite our efforts, you have been slow to respond to our proposal and unwilling to negotiate with us in person.

     Given your failure to respond to us in a timely or substantive manner, we can only conclude that you have not taken Thermo Electron's proposal seriously. Reluctantly, we are forced to take the only step that we believe is likely to cause you to give appropriate weight and consideration to our proposal. On Tuesday, October 25 we will commence a cash tender offer at $24.50 per share for all of the outstanding Puritan-Bennett common stock.

     This is an unprecedented action in our company's history, and one which we take only after serious deliberation. Our preference continues to be for a negotiated transaction. However, we believe that we now have no choice but to present our proposal directly to the Puritan-Bennett shareholders. We of course remain willing to meet with you at any time to discuss a negotiated merger agreement.

                                            Sincerely,

                                            /s/ George

                                            Chairman of the Board and
                                              Chief Executive Officer

     Thermo Electron then issued a press release announcing that it would commence the Offer on October 25.

     On October 25, the Company issued a press release stating that the Board would meet to consider the Offer and in which it advised stockholders not to tender their Shares to Thermo Electron pending review of the Offer by the Board and the Board's recommendation.

     On October 25, Thermo Electron commenced the Offer.

     At the previously scheduled October 26 Board meeting, the Board received a brief review of the Offer from representatives of Shearman & Sterling and Smith Barney, but determined not to take any action with respect to the Offer until a more thorough review of the Offer could be made by the Company's advisors and management. In addition, the Board approved the Rights Amendment, which provides that separate trading of the Rights shall not occur until such time as the Board may, from time to time, determine. On October 27, the Company issued a press release announcing the Rights Amendment.

     On October 28, the Company received a request from Thermo Electron for a list of stockholders of the Company and certain related information. On November 4, the Company responded to the request and informed Thermo Electron regarding the materials to be made available to Thermo Electron.

     At a meeting of the Board begun on November 6 and reconvened on November 7, the Company's management and Smith Barney each reviewed and updated the presentations they had made to the Board at its October 10th meeting. Smith Barney then delivered its opinion to the Board that the $24.50 per Share price provided for in the Offer is grossly inadequate to the Company's stockholders (other than Thermo Electron) from a financial point of view. After careful consideration, the Board determined that, based on, among other things, the presentations of the Company's management and Smith Barney at the meeting and the Board's knowledge of and familiarity with the Company businesses, financial condition, technologies and future prospects, it is in the best interest of the Company and its stockholders that the Company remain independent and continue to pursue its long-term business strategy. Accordingly, the Board unanimously voted to reject the Offer and unanimously recommends that the Company's stockholders reject the Offer and not tender their Shares pursuant to the Offer.

     In reaching its determination and recommendations with respect to the Offer, as indicated above, the Board took into account numerous factors discussed at its October 10 and November 6-7 meetings including the following:

          (i) The Board's determination that the $24.50 per Share price to be paid in the Offer does not reflect the intrinsic value of the Company. In reaching this conclusion, the Board relied on its knowledge of and familiarity with the Company's businesses, financial condition, technologies and future prospects. The Board believes that the Company is positioned to reap substantial benefits in the future from the strategic initiatives and operational restructurings that the Company has undertaken, which benefits should inure to the Company and all of its stockholders, not just Thermo Electron.

          (ii) The Company is well positioned to take advantage of growth opportunities, both in the United States and internationally, in the market for home care respiratory and sleep disorder products. The Company's home care operations generate a significant portion of the Company's revenue and represent the fastest growing and most profitable segment of the Company's business.

          (iii) The Company's competitive position in the hospital/physician office market has been strengthened by the recent FDA clearance of six new products and product enhancements that offer the potential for additional revenue and improved profitability. The Board believes that the Company will continue to strengthen its leadership position in the U.S. critical care ventilator market while profitably growing its position in key international markets as a result of improving economic conditions in Europe, Japan and other regions.

          (iv) The fact that the Company is early in the process of implementing a carefully conceived long-term business plan after a major restructuring during the past year, which resulted in substantial one-time charges against income while substantially improving the Company's competitive position. The Board believes that the implementation of this plan will produce greater long-term value for stockholders than the Offer and that a sale of the Company at this time is not in the best interests of the Company and its stockholders.

          (v) The opinion of Smith Barney that the $24.50 per Share price provided for in the Offer is grossly inadequate to the Company's stockholders (other than Thermo Electron) from a financial point of view. The full text of such opinion, dated November 6, 1994, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Smith Barney is attached hereto as Exhibit 24, and is incorporated herein by reference. Such opinion should be read carefully in its entirety by stockholders.

          (vi) The trading history of the Shares, including the fact that the Shares have traded as high as $35.50 per Share as recently as November 1992 and closed at $25.50 per Share on November 4, 1994.

          (vii) The disruptive effect the Offer, and a subsequent merger, has had and could have on the Company and on the Company's employees, creditors and customers and the communities in which the Company operates.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Smith Barney to render financial advisory services to the Company with respect to the Offer and such other matters as may be agreed by the Company and Smith Barney. Pursuant to the terms of an Engagement Letter dated September 27, 1994, the Company has agreed to pay Smith Barney (a) an advisory fee of $750,000 payable as follows: $50,000 on each of November 1, 1994, December 1, 1994, and January 1, 1995; and $100,000 on each of February 1, 1995, March 1, 1995, April 1, 1995, May 1, 1995, June 1, 1995 and July 1, 1995;
(b) an opinion fee of $750,000 upon delivery of an opinion by Smith Barney, at the request of the Board, in connection with certain proposed transactions; (c) an advisory fee calculated by multiplying (1) the sum of the Company's market value of stock plus net debt and (2) a percentage ranging from 1% to 2%, depending upon the Company's market value, such advisory fee to be payable only if, as of the six month anniversary of the receipt by the Company of a proposed transaction involving a change in control of the Company or certain other proposed transactions, (i) a fee payable under clause (d) below has not been paid or become payable by the Company to Smith Barney, (ii) a proposed transaction is withdrawn or abandoned and (iii) a transaction whereby more than 50% of the outstanding Shares, or more than 50% of the Company's assets are transferred, has not been consummated; and (d) if a transaction involving a change in control of the Company or certain other transactions is consummated, a transaction fee calculated by multiplying (1) the aggregate value of such transaction (including long-term debt assumed) and (2) a percentage ranging from 1% to 2%, depending upon the aggregate value of such transaction. The fees paid pursuant to clauses (a) and (b) above shall be creditable against any fees payable pursuant to clauses (c) and (d) above. The Company has also agreed to reimburse Smith Barney for its out-of-pocket expenses, including all fees and disbursements of counsel, and to indemnify Smith Barney and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

     The Company has retained Georgeson & Co., Inc. ("Georgeson") to assist the Company in connection with communications with stockholders with respect to the Offer and related matters. Georgeson will receive customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

     The Company has retained Ogilvy Adams & Rinehart, Inc. ("Ogilvy") as a public relations advisor in connection with the Offer. Ogilvy will receive customary compensation for its services and reimbursement of out-of-pocket costs in connection therewith.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as described below, to the knowledge of the Company, there have been no transactions in Shares which were effected during the past 60 days by the Company, or by any executive officer, director, affiliate or subsidiary of the Company. Each of the executive officers of the Company is a participant in the Savings Plan. Pursuant to existing investment elections made more than 60 days prior to the date hereof by such executive officers with respect to their contributions to the Savings Plan and with respect to Company matching contributions, Shares are regularly (including during the past 60 days) credited to the respective executive officers pursuant to the terms of the Savings Plan. During the past 60 days, no executive officer of the Company has changed any such investment election or made any adjustment to the percent of his salary contributed to the Savings Plan.

     (b) To the knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender any Shares to Thermo Electron pursuant to the Offer or sell any Shares that are held of record or beneficially by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) The Company is not engaged in any negotiations in response to the Offer which are related to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

BUSINESS COMBINATION PROVISION

     Article V of the Certificate of Incorporation (the "COI") of the Company provides that, in addition to any affirmative vote required by applicable law (currently, the affirmative vote of holders of at least a majority of the outstanding Shares), the affirmative vote of the holders of not less than 66 2/3% of the voting power of all issued and outstanding shares of voting stock of the Company (voting as a single class) is required to approve certain business combinations (including mergers) between the Company and a person who or which owns of record or beneficially, directly or indirectly, or is otherwise entitled to vote shares constituting 5% or more of the total votes which may be cast with respect to the matter (a "5% Stockholder"), unless the business combination is approved and recommended to the stockholders of the Company by the favorable vote of at least 66 2/3% of the whole Board (the "66 2/3% Charter Provision"). Additionally, Article V of the COI may not be amended or repealed except by vote of a majority of the entire Board and the affirmative vote of not less than 66 2/3% of all of the outstanding shares of voting stock of the Company.

     Article V of the COI may make it more difficult for Thermo Electron to consummate a merger or other business combination with the Company, unless such merger or business combination is approved and recommended to the stockholders of the Company by the favorable vote of at least 66 2/3% of the entire Board, because the acquisition of in excess of 5% of the outstanding Shares by Thermo Electron as a result of the Offer would make Thermo Electron a 5% Stockholder for purposes of the 66 2/3% Charter Provision.

COMMON STOCK PURCHASE RIGHTS

     On May 2, 1989, the Board declared a dividend distribution of one Right for each of the outstanding Shares. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one-half of a Share, at a per Share price of $90.00 (the "Purchase Price"), subject to adjustment.

     The Rights are currently attached to all outstanding Shares, and no separate Rights Certificates have been distributed. Until the earlier to occur of (i) a public announcement that, without the prior consent of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of securities having 20% or more of the voting power of all outstanding voting securities of the Company, or (ii) the close of business on such day, as may, from time to time, be designated by the Board (acting in its sole discretion), that is after the tenth business day after the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group of related persons becoming an Acquiring Person, without the prior consent of the Company (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any Share certificates outstanding as of the Record Date, by such Share certificate together with the Summary of Rights to purchase Shares attached to the Rights Agreement as Exhibit B (the "Summary of Rights"). The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Share certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Share certificates issued upon transfer or new issuance of the Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Shares (with or without the Summary of Rights attached) will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

     The Rights are not exercisable until after the Distribution Date. The Rights will expire on the earliest of (i) May 1, 1999, (ii) upon consummation of a merger transaction with a person or group who acquired Shares pursuant to a Permitted Offer (as defined below), and is offering in the merger the same price per Share and form of consideration paid in the Permitted Offer, or (iii) upon redemption by the Company as described below.

     The Purchase Price, and the number of Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Shares, (ii) upon the grant to holders of the Shares of certain rights or warrants to subscribe for Shares, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Shares at less than the current market price of the Shares, or (iii) upon the distribution to holders of the Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

     In the event that, after the first date of public announcement that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction in which the Shares are exchanged or changed, or 50% or more of the Company's assets or earning power are sold (in one or more transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price multiplied by the then current number of Shares for which a Right is then exercisable (the product being referred to as the "Right Exercise Price"), that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred), which at the time of such transaction would have a market value of two times the Right Exercise Price (such right being referred to as the "Merger Right").

     In the event that a person becomes the beneficial owner of securities having 20% or more of the voting power of all then outstanding Shares (unless pursuant to a tender offer or exchange offer for all outstanding Shares at a price and on terms determined by at least a majority of the Company's Directors who are neither Acquiring Persons nor affiliates or associates of any Acquiring Person nor officers of the Company to be both adequate and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right will for a 60-day period thereafter have the right to receive upon exercise of the Right, and payment of the Right Exercise Price, that number of Shares having a market value of two times the Right Exercise Price, subject to the availability of a sufficient number of authorized but unissued Shares (such right being referred to as the "Subscription Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right.

     Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights that are or were at any time owned by an Acquiring Person on or after the time the Acquiring Person became such shall become void insofar as they relate to the Subscription Right or the Merger Right.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption (i) is incidental to a merger or other business combination transaction or series of transactions involving the Company, but not involving an Acquiring Person or any person who was an Acquiring Person or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as an Acquiring Person beneficially owns securities representing less than 20% of the Shares. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. As long as the Rights are attached to the Shares, the Company will issue one Right with each new Share and each Share issued from the Company's treasury so that all such Shares will also have attached rights. There have been reserved for issuance 6,500,000 Shares issuable upon exercise of the Rights. The terms of the Rights may be amended by the Board, but following the Distribution Date no amendment may be made which adversely affects the interests of holders of the Rights.

     The Rights may have the effect of impeding the acquisition of control of the Company by Thermo Electron, or any other party, without the prior consent of the Board. The Rights should not interfere with any merger, consolidation or other business combination with Thermo Electron, or any other party, which is approved by the Board since the Rights may be redeemed by the Board as described above.

DELAWARE TAKEOVER LEGISLATION

     Section 203 of the Delaware General Corporation Law ("Section 203") makes it more difficult to effect certain transactions between a Delaware corporation and a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years (excluding persons who became 15% stockholders by action of the corporation alone). The legislation prevents, for a period of three years following the date that a stockholder became a holder of 15% or more of the corporation's outstanding voting stock, the following types of transactions between the corporation and the 15% stockholder (unless certain conditions, described below, are met): (i) mergers or consolidations, (ii) sales, leases, exchanges or other transfers (except proportionately as a stockholder) of 10% or more of the aggregate assets of the corporation, (iii) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the 15% stockholder's proportionate share of the stock of any class or series of the corporation, (iv) receipt by the 15% stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation and (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the 15% stockholder.

     The three-year ban does not apply if either the proposed transaction or the transaction by which the 15% stockholder became a 15% stockholder is approved by the board of directors of the corporation prior to the date such stockholder became a 15% stockholder. Additionally, a 15% stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder became a 15% stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by directors who are officers or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and, at an annual or special meeting, by the holders of 66 2/3% of the outstanding voting stock not owned by the 15% stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by providing in its certificate of incorporation or bylaws at any time to exempt itself from coverage, provided that a bylaw or charter amendment cannot become effective for 12 months after such amendment is adopted and shall not apply to a transaction between the corporation and any person who became a 15% stockholder prior to adoption of such provision. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not a 15% stockholder of the corporation (or who became such with board approval) if the proposed transaction involves (i) certain mergers or consolidations involving the corporation, (ii) a sale or other transfer of over 50% of the aggregate assets of the corporation or (iii) a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The COI of the Company (which is a Delaware corporation) does not contain a provision "opting out" of the coverage of Section 203.

     Unless Thermo Electron acquires a sufficient number of Shares pursuant to the Offer to satisfy the 85% requirement of Section 203 or unless certain other provisions of Section 203 are complied with, Thermo Electron would be unable, if Thermo Electron becomes a 15% stockholder, to effect a merger with the Company for a period of three years from the consummation of the Offer and would be prevented from engaging in certain transactions by Section 203.

     If Thermo Electron acquires a sufficient number of Shares pursuant to the Offer to satisfy the 85% requirement of Section 203, Thermo Electron would be able to effect a merger with the Company without any application of the three-year waiting period.

     The foregoing description of Section 203 is qualified in its entirety by reference to Section 203 of the Delaware General Corporation Law.

STOCKHOLDER LITIGATION

     On October 7, 1994, a purported class action complaint (the "Complaint") entitled Kenneth Steiner v. Puritan-Bennett Corp., Burton A. Dole, Jr., C. Phillip Larson, Jr., Andre F. Marion, Thomas A. McDonnell, Daniel C. Weary, Frank P. Wilton, C.A. No. 13790, was filed against the Company and its directors in the Court of Chancery of the State of Delaware in and for New Castle County, alleging, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders as a result of the defendants' implementation of a Rights Agreement dated on or about May 17, 1989 and the directors' refusal to properly consider Thermo Electron's Initial Proposal to acquire all outstanding Shares at a price of $21 per Share. Among other things, the Complaint seeks an order directing the Company's directors to carry out their fiduciary duties to the Company's stockholders by cooperating fully with Thermo Electron or any other entity or person having a bona fide interest in proposing any extraordinary transactions with the Company, including a merger or acquisition of the Company, as well as damages and costs. The director defendants believe that they have fulfilled their fiduciary duties to the Company and its stockholders and intend to continue to do so. The Company and the director defendants intend to defend the action vigorously.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

          Exhibit 1   -- Excerpts from the Company's Proxy Statement dated June 10, 1994 for its 1994 Annual Meeting of Stockholders.
          Exhibit 2   -- Employment Agreement, dated April 25, 1980, between Burton A. Dole,
                         Jr. and the Company.
          Exhibit 3   -- Form of Supplemental Agreement.
          Exhibit 4   -- Employment Agreement, dated June 9, 1994, between John H. Morrow and the Company.
          Exhibit 5   -- Form of Executive Agreement for Messrs. Doyle, Jones, Rankin and
                         Niles.
          Exhibit 6   -- Form of Severance Agreement.
          Exhibit 7   -- Form of Change of Control Severance Plan.
          Exhibit 8   -- Form of Additions to Puritan-Bennett Corporation Management Incentive
                         Bonus Plan A, and Management Incentive Bonus Plan B.
          Exhibit 9   -- Form of First Amendment to the Restated Puritan-Bennett Deferred
                         Compensation Plan.
          Exhibit 10  -- Form of First Amendment to the Puritan-Bennett Supplemental Retirement
                         Benefit Plan.
          Exhibit 11  -- Form of Third Amendment to the Puritan-Bennett Supplemental Retirement
                         Benefit Plan.
          Exhibit 12  -- Form of First Amendment to the Puritan-Bennett Corporation Pension
                         Benefit Make Up Plan.
          Exhibit 13  -- Form of Addition to the Company's 1988 Stock Benefit Plan.
          Exhibit 14  -- Form of Amendment to the Restated Puritan-Bennett Savings & Stock
                         Ownership Plan.

          Exhibit 15  -- Form of Amendment to the Puritan-Bennett Corporation Directors Post-
                         Retirement Income Plan.
          Exhibit 16  -- Form of SERP Agreement between Burton A. Dole, Jr. and the Company.
          Exhibit 17  -- Form of SERP Agreement between John H. Morrow and the Company.
          Exhibit 18  -- Form of First Amendment to the Trust Agreement for the Restated
                         Puritan-Bennett Deferred Compensation Plan.
          Exhibit 19  -- Form of Trust Agreement for the Puritan-Bennett Supplemental
                         Retirement Benefit Plan.
          Exhibit 20  -- Form of Trust Agreement for the Puritan-Bennett Corporation Pension
                         Benefit Make Up Plan.
          Exhibit 21  -- Form of Trust Agreement for the Puritan-Bennett Corporation Directors
                         Post-Retirement Income Plan.
          Exhibit 22  -- Letter to Stockholders of the Company.*
          Exhibit 23  -- Press Release of the Company, dated November 7, 1994.
          Exhibit 24  -- Opinion of Smith Barney Inc., dated November 6, 1994.*

- ---------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            PURITAN-BENNETT CORPORATION

                                            By: /s/  Burton A. Dole, Jr.
                                                Name: Burton A. Dole, Jr.
                                                Title:  Chairman, President and
                                                        Chief
                                                        Executive Officer

Dated: November 7, 1994

                                EXHIBIT INDEX
                                -------------

         Exhibit No.     Description
         -----------     ------------

          Exhibit 1   -- Excerpts from the Company's Proxy Statement dated June 10, 1994 for its 1994 Annual Meeting of Stockholders.
          Exhibit 2   -- Employment Agreement, dated April 25, 1980, between Burton A. Dole,
                         Jr. and the Company.
          Exhibit 3   -- Form of Supplemental Agreement.
          Exhibit 4   -- Employment Agreement, dated June 9, 1994, between John H. Morrow and the Company.
          Exhibit 5   -- Form of Executive Agreement for Messrs. Doyle, Jones, Rankin and
                         Niles.
          Exhibit 6   -- Form of Severance Agreement.
          Exhibit 7   -- Form of Change of Control Severance Plan.
          Exhibit 8   -- Form of Additions to Puritan-Bennett Corporation Management Incentive
                         Bonus Plan A, and Management Incentive Bonus Plan B.
          Exhibit 9   -- Form of First Amendment to the Restated Puritan-Bennett Deferred
                         Compensation Plan.
          Exhibit 10  -- Form of First Amendment to the Puritan-Bennett Supplemental Retirement
                         Benefit Plan.
          Exhibit 11  -- Form of Third Amendment to the Puritan-Bennett Supplemental Retirement
                         Benefit Plan.
          Exhibit 12  -- Form of First Amendment to the Puritan-Bennett Corporation Pension
                         Benefit Make Up Plan.
          Exhibit 13  -- Form of Addition to the Company's 1988 Stock Benefit Plan.
          Exhibit 14  -- Form of Amendment to the Restated Puritan-Bennett Savings & Stock
                         Ownership Plan.
          Exhibit 15  -- Form of Amendment to the Puritan-Bennett Corporation Directors Post-
                         Retirement Income Plan.
          Exhibit 16  -- Form of SERP Agreement between Burton A. Dole, Jr. and the Company.
          Exhibit 17  -- Form of SERP Agreement between John H. Morrow and the Company.
          Exhibit 18  -- Form of First Amendment to the Trust Agreement for the Restated
                         Puritan-Bennett Deferred Compensation Plan.
          Exhibit 19  -- Form of Trust Agreement for the Puritan-Bennett Supplemental
                         Retirement Benefit Plan.
          Exhibit 20  -- Form of Trust Agreement for the Puritan-Bennett Corporation Pension
                         Benefit Make Up Plan.
          Exhibit 21  -- Form of Trust Agreement for the Puritan-Bennett Corporation Directors
                         Post-Retirement Income Plan.
          Exhibit 22  -- Letter to Stockholders of the Company.*
          Exhibit 23  -- Press Release of the Company, dated November 7, 1994.
          Exhibit 24  -- Opinion of Smith Barney Inc., dated November 6, 1994.*

